UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland

+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of the Shift4 Tender Offer

As previously disclosed on a Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2025, on February 16, 2025, Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), entered into a Transaction Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”), and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, on March 21, 2025, Merger Sub commenced a cash tender offer to the shareholders of Global Blue (the “Offer”) to acquire all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Common Shares”), (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”) and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at an offer price in cash, without interest, of (i) $7.50 per Global Blue Common Share (the “Common Share Consideration”), (ii) $10.00 per Global Blue Series A Share (the “Series A Consideration”), and (iii) $11.81 per Global Blue Series B Share (together with the Common Share Consideration and the Series A Consideration, the “Offer Consideration”).

The Offer and any withdrawal rights in connection therewith expired as scheduled one minute after 11:59 p.m., New York City time, on July 2, 2025 (the “Expiration Time”). Global Blue has been advised that, as of the Expiration Time, 233,862,778 Global Blue Shares have been validly tendered and not validly withdrawn pursuant to the Offer, together with any Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub, representing approximately 97.37% of the Global Blue Shares outstanding. Accordingly, the Minimum Condition (as defined in the Transaction Agreement) has been satisfied. As a result of the satisfaction and/or waiver of the Minimum Condition and each of the other conditions to the Offer, Merger Sub has accepted for payment (such time of acceptance, the “Acceptance Time”) and will promptly pay the Offer Consideration for all Global Blue Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

At the Acceptance Time, each option to purchase Global Blue Common Shares (each, a “Stock Option”), whether vested or unvested, that was outstanding and unexercised as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) and had an exercise price per Global Blue Common Share that was less than the Common Share Consideration was cancelled and, in exchange therefor, Shift4 shall pay to each holder of any such cancelled Stock Option immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, rounded down to the nearest cent, of (i) the excess, if any, of the Common Share Consideration over the exercise price per Global Blue Common Share of such Stock Option and (ii) the total number of Global Blue Common Shares subject to such Stock Option as of immediately prior to the Acceptance Time. Each Stock Option with an exercise price per Global Blue Common Share that equaled or exceeded the Common Share Consideration was deemed cancelled under the respective plan documentation without payment of any consideration in respect thereof, and all rights with respect to such Stock Option were deemed terminated as of the Acceptance Time.

Additionally, at the Acceptance Time, each award of restricted Global Blue Common Shares (or a portion thereof) granted by Global Blue (each, a “Restricted Share Award”) that vested as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) (each, a “Vested Restricted Share Award”) was cancelled and, in exchange therefor, Shift4 shall pay to each holder of any such cancelled Vested Restricted Share Award immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, rounded down to the nearest cent, of (i) the Common Share Consideration and (ii) the total number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time. For each Restricted Share Award that was not a Vested Restricted Share Award (an “Unvested Restricted Share Award”), such Unvested Restricted Share Award was cancelled at the Acceptance Time and converted into the right to receive an amount in cash, payable by Shift4, equal to the product of (A) the Common Share Consideration and (B) the total number of Global Blue Common Shares subject to such Unvested Restricted Share Award as of immediately prior to the Acceptance Time (the “Unvested Restricted Share Award Consideration”), which, subject to the holder’s continued service with Shift4 and its subsidiaries (including Global Blue and its subsidiaries) through the applicable vesting dates, will vest and become payable at the same time as the Unvested Restricted Share Award from which such Unvested Restricted Share Award Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding Unvested Restricted Share Award immediately prior to the Acceptance Time, including any accelerated vesting terms and conditions that apply on termination of employment, except that no performance-based vesting metrics shall apply from and after the Acceptance Time.

At the Acceptance Time, each warrant of Global Blue that is outstanding immediately prior to the Acceptance Time remains outstanding in accordance with its terms and will be treated in accordance with and receive consideration upon exercise thereof as set forth in the Warrant Agreement.

As a result of Merger Sub’s acceptance for payment of all Global Blue Shares that were validly tendered and not properly withdrawn in accordance with the terms of the Offer, a change in control of Global Blue occurred, and Merger Sub now owns 97.37% of all outstanding Global Blue Shares.

Changes to the Board of Directors

Effective as of the completion of the Offer, Thomas W. Farley, Pietro Candela, Tom Klein, Christian Lucas, Joseph Osnoss, Ulf Pagenkopf and Jacques Stern each resigned from their respective positions as members of the board of directors of Global Blue and any committee thereof. The resignations were not a result of any disagreement between Global Blue and the directors on any matter relating to Global Blue’s operations, policies or practices. Eric Strutz and Eric Meurice remained as members of the board of directors of Global Blue following the completion of the Offer.

Effective as of the completion of the Offer, Jordan Frankel and Jeremy Henderson-Ross became directors of Global Blue, elected by the shareholders of Global Blue at an extraordinary general meeting of shareholders held on May 6, 2025, as further described on Form 6-K filed by Global Blue with the SEC on May 7, 2025. As of the date hereof, the board of directors of Global Blue consists of Eric Strutz, Eric Meurice, Jordan Frankel and Jeremy Henderson-Ross.

Information regarding the new director Jordan Frankel has been previously disclosed in Annex A-1 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Shift4 and Merger Sub on March 21, 2025, as subsequently amended. Information regarding the new director Jeremy Henderson-Ross has been previously disclosed in Global Blue’s annual report filed with the SEC by Global Blue on June 4, 2025.

Termination of Material Agreements

Effective as of the Acceptance Time, that certain (i) Conversion Agreement, dated as of August 28, 2020, by and between Global Blue, Global Blue Holding LP, a Cayman Islands exempted limited partnership (“Global Blue Holding”), SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“SL Globetrotter”), and the Managers thereto, (ii) Conversion Agreement, dated as of June 13, 2022, by and between Global Blue, CK Opportunities Wolverine S.ar.l. (“CK Opportunities”), and Investor Holders thereto, (iii) Management Shareholders Agreement, dated as of January 16, 2020, by and among Global Blue Holding, SL Globetrotter, Jacques Stern, and Global Blue, as amended by that Management Shareholders Agreement Deed of Amendment, dated August 26, 2020, by and among Global Blue Holding, Jacques Stern in his capacity as Management Representative, Global Blue, SL Globetrotter, and Ocorian Limited (f/k/a Estera Trust (Jersey) Limited) in its capacity as trustee of the Global Blue Equity Plan Employee Trust, as further amended by that certain Amendment and Restatement Deed relating to the Management Shareholders Agreement, dated February 24, 2022, by and among Global Blue Holding, Jacques Stern in his capacity as Management Representative, Global Blue, and SL Globetrotter and as further amended by that certain Deed of Amendment to the Management Shareholders Agreement dated November 16, 2023, by and among Jacques Stern in his capacity as Management Representative, SL Globetrotter and Global Blue Holding, (iv) Second Amended and Restated Relationship Agreement, dated as of September 7, 2020, by and among Global Blue, SL Globetrotter, and Antfin (Hong Kong) Holding Limited (“Antfin”), as amended by that certain Amendment and Joinder Agreement to the Relationship Agreement, dated as of December 28, 2024, by and among Global Blue, SL Globetrotter and Antfin and Ant International Technologies (Hong Kong) Holding Limited, (v) Registration Rights Agreement, dated as of August 28, 2020, by and among Global Blue, Global Blue Holding, SL Globetrotter, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P., Third Point Enhanced L.P., Third Point Ventures LLC, and Cloudbreak Aggregator LP., as amended by that certain Registration Rights Agreement Amendment, dated June 13, 2022, by and among Global Blue, SL Globetrotter and Global Blue Holding, and that certain Registration Rights Agreement Amendment No. 2, dated November 28, 2023, by and among Global Blue, SL Globetrotter and Global Blue Holding, (vi) Registration Rights Agreement, dated June 13, 2022, by and between Global Blue and CK Opportunities, as amended by that certain Registration Rights Agreement Amendment, dated September 8, 2022, by and between Global Blue and CK Opportunities, (vii) SL Globetrotter L.P. Board Advisor Agreement, dated as of August 28, 2020, by and between Silver Lake Management Company III, LLC, a Delaware limited liability company and Global Blue, (viii) Investment Agreement, dated as of May 5, 2022, by and among Global Blue and CK Opportunities Fund I, LP., (ix) Registration Rights Agreement, dated as of November 28, 2023, by and between Global Blue and Tencent Mobility Limited, a Hong Kong company limited by shares (“Tencent”) and (x) Share Purchase and Investment Agreement, dated as of November 16, 2023, by and among Global Blue, Tencent, SL Globetrotter, Global Blue Holding and the Individual Sellers thereto have been terminated.

Press Release

On July 3, 2025, Global Blue issued a joint press release with Shift4 announcing the expiration and results of the Offer. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-267850, No. 333-274233, No. 333-280087, and No. 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit number	Description

99.1	Joint Press Release, dated July 3, 2025, of Shift4 Payments, Inc. and Global Blue Group Holding AG (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on July 3, 2025)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2025	GLOBAL BLUE GROUP HOLDING AG

	By:	/s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer